CONFIRMING STATEMENT

        This Statement confirms that the undersigned has authorized and designated any of Darrell Borne and Adam Mathis to execute and file on the undersigned’s behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of First Horizon Pharmaceutical Corporation (the “Company”). The authority of the foregoing persons under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the undersigned’s ownership of or transactions in securities of the Company, unless earlier revoked in writing. The undersigned acknowledges that the foregoing persons are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated as of July 14, 2003	/s/ Darrell Borne
Darrell Borne

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